Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES SECOND QUARTER 2020 RESULTS

Further strengthened financial resilience through comprehensive cost reductions and leading operational achievements; lowered annual cost guidance across all categories

SPRING, Texas – July 30, 2020...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the second quarter ended June 30, 2020.

- *Broad-based cost elimination with full year expense savings totaling $90 million, up $30 million since last quarter;*
- *Achieved record single-well cost of $505 per lateral foot; expect to average $650 per foot in the second half of the year;*
- *Revised annual capital guidance to $860 million – $915 million, lowering high end of range;*
- *Shallowed annual base decline to 23%;*
- *Delivered total production of 201 Bcfe; including 1.7 Bcf per day of gas and 79 MBbls per day of liquids;*
- *Realized $120 million in cash settlements from the hedging program across all commodities, a $0.60 per Mcfe benefit; reported weighted average realized price (excluding transportation) of $2.05 per Mcfe including derivatives; and*
- *Repurchased $27 million senior notes at a 24% discount; year-to-date senior note repurchases total $107 million at a 33% discount.*

"Southwestern Energy again underscored its strength and resilience during the second quarter. We mitigated many of the far-reaching impacts of COVID-19 on the industry with operational agility and commercial flexibility to achieve results at or above our commitments. These actions support our return to a self-funded capital program in 2021," said Bill Way, Southwestern Energy President and Chief Executive Officer.

"We delivered comprehensive cost reductions, improved our base decline and lowered well costs, all ahead of expectations. This progress, along with our dynamic hedge portfolio and returns-focused capital allocation practice, solidly moves us forward on our path to deliver sustainable long-term value," continued Way.

Financial Results

For the quarter ended June 30, 2020, Southwestern Energy recorded a net loss of $880 million, or ($1.63) per diluted share, including $655 million of non-cash impairments and a $229 million non-cash loss on unsettled mark-to-market derivatives. This compares to net income of $138 million, or $0.26 per diluted share in the second quarter of 2019. Adjusted net income (loss) (non-GAAP), which excludes the non-cash items noted above, was a $1 million loss, or ($0.00) per diluted share in the second quarter of 2020, compared to adjusted net income of $40 million, or $0.08 per diluted share for the prior year period. The decrease in adjusted net income (loss) was primarily related to a 47% decrease in average realized price, partially offset by $120 million in cash settled derivative gains in 2020 and a $31 million decrease in depreciation, depletion and amortization expense. Adjusted EBITDA (non-GAAP) was $106 million, net cash

provided by operating activities was $94 million and net cash flow (non-GAAP) was $87 million.

FINANCIAL STATISTICS	For the three months ended June 30,		For the six months ended June 30,	
(in millions)	**2020**	2019	**2020**	2019
Net income (loss)	$ **(880)**	$ 138	$ **(2,427)**	$ 732
Adjusted net income (loss) (non-GAAP)	$ **(1)**	$ 40	$ **55**	$ 185
Diluted earnings (loss) per share	$ **(1.63)**	$ 0.26	$ **(4.49)**	$ 1.35
Adjusted diluted earnings per share (non-GAAP)	$ **(0.00)**	$ 0.08	$ **0.10**	$ 0.34
Adjusted EBITDA (non-GAAP)	$ **106**	$ 186	$ **312**	$ 505
Net cash provided by operating activities	$ **94**	$ 101	$ **254**	$ 543
Net cash flow (non-GAAP)	$ **87**	$ 173	$ **278**	$ 482
Total capital investments [1]	$ **245**	$ 368	$ **482**	$ 693

(1) Capital investments includes an increase of $39 million for the three months ended June 30, 2019, and increases of $8 million and $105 million for the six months ended June 30, 2020 and 2019, respectively, relating to the change in capital accruals between periods. There was no change in the capital accrual for the three months ended June 30, 2020.

As indicated in the table below, second quarter 2020 weighted average realized price (including transportation) was $1.65 per Mcfe including derivatives, down 24% from $2.17 per Mcfe in the prior year period. Settled derivatives provided a $0.60 per Mcfe uplift to realized price, but were more than offset by lower commodity prices, including a 35% decrease to NYMEX Henry Hub and 53% decrease in West Texas Intermediate (WTI), compared to prior year.

During the second quarter, the Company realized $120 million in cash settled derivative gains, bringing year-to-date cash settled derivative gains to $213 million. As of June 30, 2020, the fair value of unsettled derivatives for the remainder of 2020 was a $195 million asset. The Company has 385 Bcfe of its remaining expected 2020 production hedged with swaps and collars for approximately 90% of natural gas, 95% of oil and 60% of NGLs. In addition, the Company has 145 Bcf of natural gas financial basis hedges.

As of June 30, 2020, Southwestern Energy had total debt of $2.46 billion and a cash balance of $10 million, with a leverage ratio of 3.1x. During the quarter, the Company reduced senior notes by $27 million through open market repurchases at a 24% discount, bringing year-to-date senior notes reduction to $107 million, at a 33% discount. The Company's senior notes totaled $2.12 billion, with only $207 million due before 2025.

At the end of the second quarter, the Company had $1.26 billion undrawn commitment under its $1.8 billion revolving credit facility with $336 million borrowed and $209 million in outstanding letters of credit. Since April, the Company was able to convert $113 million in outstanding letters of credit to surety bonds.

Realized Prices *(includes transportation costs)*	For the three months ended June 30,		For the six months ended June 30,	
	2020	2019	2020	2019
Natural Gas Price:				
NYMEX Henry Hub price *($/MMBtu)* [1]	$ 1.72	$ 2.64	$ 1.83	$ 2.89
Discount to NYMEX [2]	(0.74)	(0.84)	(0.57)	(0.52)
Realized gas price per Mcf, excluding derivatives	$ 0.98	$ 1.80	$ 1.26	$ 2.37
Gain (loss) on settled financial basis derivatives	(0.05)	(0.03)	0.03	(0.03)
Gain on settled commodity derivatives	0.57	0.17	0.43	0.04
Realized gas price per Mcf, including derivatives	$ 1.50	$ 1.94	$ 1.72	$ 2.38
Oil Price, per Bbl:				
WTI oil price	$ 27.85	$ 59.81	$ 37.01	$ 57.36
Discount to WTI	(12.16)	(10.26)	(9.46)	(9.75)
Realized oil price, excluding derivatives	$ 15.69	$ 49.55	$ 27.55	$ 47.61
Realized oil price, including derivatives	$ 41.64	$ 51.60	$ 44.08	$ 49.80
NGL Price, per Bbl:				
Realized NGL price, excluding derivatives	$ 6.43	$ 10.51	$ 7.29	$ 12.50
Realized NGL price, including derivatives	$ 8.22	$ 12.62	$ 9.50	$ 13.84
Percentage of WTI, excluding derivatives	23 %	18 %	20 %	22 %
Total Weighted Average Realized Price:				
Excluding derivatives *($/Mcfe)*	$ 1.05	$ 1.99	$ 1.37	$ 2.48
Including derivatives *($/Mcfe)*	$ 1.65	$ 2.17	$ 1.90	$ 2.54

(1)   Based on last day monthly futures settlement prices.

(2)   This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

Operational Results

Total production for the quarter ended June 30, 2020 was 201 Bcfe, comprised of 79% natural gas, 18% NGLs and 3% oil. Capital investments totaled $245 million for the second quarter, with 30 wells drilled, 31 wells completed and 31 wells placed to sales. During the quarter, the Company shifted activity to high-rate, high-volume natural gas wells, with over 80% of wells drilled in dry gas Northeast Appalachia and rich gas Southwest Appalachia. The Company has revised its well count guidance ranges to reflect the shift in activity, with full year capital investment estimated to be split evenly between Northeast Appalachia and Southwest Appalachia.

The Company continues to deliver well cost reductions ahead of expectations. In the second quarter, wells to sales averaged $691 per lateral foot, with an expected full year average of $690 per foot, compared to original guidance of $730 per foot. This incremental reduction is due to operational efficiencies, completion design optimization and deflationary service costs. Additionally, the Company expects to average $650 per foot for wells to sales in the second half of 2020.

	For the three months ended June 30,		For the six months ended June 30,	
	2020	2019	**2020**	2019
Production				
Gas production *(Bcf)*	**158**	148	**314**	291
Oil production *(MBbls)*	**1,083**	937	**2,482**	1,791
NGL production *(MBbls)*	**6,111**	5,497	**12,239**	11,100
Total production *(Bcfe)*	**201**	186	**402**	368
Average unit costs per Mcfe				
Lease operating expenses	**$ 0.91**	$ 0.90	**$ 0.94**	$ 0.90
General & administrative expenses [1]	**$ 0.14**	$ 0.19	**$ 0.13**	$ 0.19
Taxes, other than income taxes	**$ 0.05**	$ 0.09	**$ 0.06**	$ 0.10
Full cost pool amortization	**$ 0.38**	$ 0.55	**$ 0.46**	$ 0.56

(1) Excludes restructuring charges (including severance) of $2 million for the three months ended June 30, 2020 and 2019, and $12 million and $5 million for the six months ended June 30, 2020 and 2019, respectively.

Southwest Appalachia – In the second quarter, total production was 88 Bcfe, half of which was liquids production of 79 MBbls per day. The Company drilled nine wells, completed 17 wells and placed 20 wells to sales. The average lateral length of wells to sales was 11,469 feet, and included six wells in the rich area and 14 wells in the super rich area. All six of the rich wells were online for at least 30 days and had an average 30-day rate of 17.2 MMcfe per day, while 12 of the super rich wells were online for at least 30 days and had an average 30-day rate of 7.3 MMcfe per day, including 67% liquids. The production rates associated with the super rich wells were temporarily managed lower to mitigate condensate market constraints that existed early in the second quarter.

Northeast Appalachia – Second quarter production was 113 Bcf. There were 21 wells drilled, 14 wells completed and 11 wells put to sales with an average lateral length of 9,693 feet. Of the eight wells that were online for at least 30 days, six were Lower Marcellus, with an average 30-day rate of 14.8 MMcf per day. Second quarter wells to sales represented a different well mix compared to the first quarter, which was primarily located in the higher rate Tioga area. The two remaining wells were part of the Upper Marcellus testing and had an average 30-day rate of 8.3 MMcf per day.

E&P Division Results	For the three months ended June 30, 2020		For the six months ended June 30, 2020	
	Northeast	Southwest	Northeast	Southwest
Gas production *(Bcf)*	113	45	227	87
Liquids production				
Oil *(MBbls)*	—	1,079	—	2,474
NGL *(MBbls)*	—	6,110	—	12,237
Production *(Bcfe)*	113	88	227	175
Gross operated production June 2020 *(MMcfe/d)*	1,475	1,569		
Net operated production June 2020 *(MMcfe/d)*	1,203	973		
Capital investments *($ in millions)*				
Drilling and completions, including workovers	$ 107	$ 87	$ 186	$ 197
Land acquisition and other	4	7	5	13
Capitalized interest and expense	4	29	10	59
Total capital investments	$ 115	$ 123	$ 201	$ 269
Gross operated well activity summary				
Drilled	21	9	36	32
Completed	14	17	24	29
Wells to sales	11	20	16	27
Average well cost on wells to sales *(in millions)*	$ 6.2	$ 8.2	$ 6.6	$ 8.9
Average lateral length *(in ft)*	9,693	11,469	9,475	11,981
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.03	$ 1.08	$ 1.37	$ 1.37

Updated Guidance

The Company revised its annual guidance to reflect lower costs across all categories and higher NGL price realizations as a percentage of WTI. Production guidance is also revised due to the shift in activity to high-rate, high-volume gas, resulting in a rebalance of production mix and well count. Updated guidance noted in bold:

	1st Quarter Actual	2nd Quarter Actual	3rd Quarter	4th Quarter	Total Year
Production					
Natural Gas *(Bcf)*	156	158	170 – 177	**177 – 184**	**661 – 675**
Oil/Condensate *(MBbls)*	1,399	1,083	**1,300 – 1,400**	**1,275 – 1,375**	**5,057 – 5,257**
NGLs *(MBbls)*	6,128	6,111	**6,350 – 6,625**	6,750 – 7,025	**25,339 – 25,889**
Total Production (*Bcfe*)	**201**	**201**	**216 – 225**	**225 – 234**	**843 – 861**
Total Production (*MMcfe/d*)	**2,213**	**2,203**	**2,347 – 2,446**	**2,446 – 2,543**	**2,303 – 2,352**

CAPITAL BY DIVISION *(in millions)*

Northeast Appalachia	**$330 – $345**
Southwest Appalachia	**$365 – $380**
Other	**$25 – $30**
Capitalized interest	$85 – $95
Capitalized expense	$55 – $65
Total Capital Investments	**$860 – $915**

PRODUCTION BY DIVISION *(Bcfe)*

Northeast Appalachia	**471 – 480**
Southwest Appalachia	**372 – 381**

PRICING

Natural gas discount to NYMEX including transportation	$0.63 – $0.73 per Mcf
Oil discount to West Texas Intermediate (WTI) including transportation	$9.50 – $11.50 per Bbl
Natural Gas Liquids realization as a % of WTI including transportation	**19% – 24%**

EXPENSES

Lease operating expenses	**$0.90 – $0.94 per Mcfe**
General & administrative expense	**$0.11 – $0.15 per Mcfe**
Taxes, other than income taxes	**$0.05 – $0.07 per Mcfe**
Interest expense - net of capitalization	**$78 – $88 MM**
Income tax rate (~100% deferred)	23.5%

WELL COUNTS

	Drilled	Completed	Wells To Sales	Ending DUC Inventory
Northeast Appalachia	**45 – 50**	**40 – 45**	**40 – 45**	**5 – 10**
Southwest Appalachia	**45 – 50**	**50 – 55**	**50 – 55**	**15 – 20**
Total Well Count	**90 – 100**	**90 – 100**	**90 – 100**	**20 – 30**

Conference Call
Southwestern Energy will host a conference call on Friday, July 31, 2020 at 9:30 a.m. Central to discuss second quarter 2020 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 6529300. A live webcast will be available at ir.swn.com and a replay will be archived following the call.

To listen to a replay of the call, dial 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658. Enter replay access code 10145880. The replay will be available until August 31, 2020.

About Southwestern Energy
Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

Investor Contact
Paige Penchas
Vice President, Investor Relations
(832) 796-4068
paige_penchas@swn.com

Forward Looking Statement
This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "model," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices (including geographic basis differentials); changes in expected levels of natural gas, natural gas liquids and oil reserves or production; impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; operating hazards, drilling risks, unsuccessful exploratory activities; natural disasters and epidemics; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; the risks related to the discontinuation of LIBOR and/or other reference rates that may be introduced following the transition, including increased expenses and litigation and the effectiveness of interest rate hedge strategies; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; failure or delay in obtaining necessary regulatory approvals; potential liability resulting from pending or future litigation; general domestic and

international economic and political conditions, including the impact of COVID-19; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government's debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in millions, except share/per share amounts)	For the three months ended June 30,		For the six months ended June 30,	
	2020	2019	**2020**	2019
Operating Revenues:				
Gas sales	$ **164**	$ 275	$ **412**	$ 705
Oil sales	**19**	47	**71**	86
NGL sales	**40**	58	**90**	139
Marketing	**187**	287	**426**	725
Other	**—**	—	**3**	2
	410	667	**1,002**	1,657
Operating Costs and Expenses:				
Marketing purchases	**201**	293	**449**	734
Operating expenses	**182**	169	**375**	334
General and administrative expenses	**32**	40	**58**	77
Loss on sale of operating assets	**—**	3	**—**	3
Restructuring charges	**2**	2	**12**	5
Depreciation, depletion and amortization	**84**	115	**197**	227
Impairments	**655**	6	**2,134**	6
Taxes, other than income taxes	**10**	17	**23**	36
	1,166	645	**3,248**	1,422
Operating Income (Loss)	**(756)**	22	**(2,246)**	235
Interest Expense:				
Interest on debt	**40**	41	**80**	83
Other interest charges	**3**	2	**5**	3
Interest capitalized	**(21)**	(28)	**(44)**	(57)
	22	15	**41**	29
Gain (Loss) on Derivatives	**(109)**	152	**230**	120
Gain on Early Extinguishment of Debt	**7**	—	**35**	—
Other Income (Loss), Net	**—**	(6)	**1**	(5)
Income (Loss) Before Income Taxes	**(880)**	153	**(2,021)**	321
Provision (Benefit) for Income Taxes				
Current	**—**	—	**(2)**	—
Deferred	**—**	15	**408**	(411)
	—	15	**406**	(411)
Net Income (Loss)	$ **(880)**	$ 138	$ **(2,427)**	$ 732
Earnings (Loss) Per Common Share				
Basic	$ **(1.63)**	$ 0.26	$ **(4.49)**	$ 1.36
Diluted	$ **(1.63)**	$ 0.26	$ **(4.49)**	$ 1.35
Weighted Average Common Shares Outstanding:				
Basic	**541,079,192**	539,005,941	**540,693,841**	539,362,984
Diluted	**541,079,192**	539,947,053	**540,693,841**	540,624,742

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2020		December 31, 2019	
ASSETS	*(in millions)*			
Current assets:				
Cash and cash equivalents	$	**10**	$	5
Accounts receivable, net		**250**		345
Derivative assets		**466**		278
Other current assets		**44**		51
Total current assets		**770**		679
Natural gas and oil properties, using the full cost method, including $1,423 million as of June 30, 2020 and $1,506 million as of December 31, 2019 excluded from amortization		**25,739**		25,250
Other		**512**		520
Less: Accumulated depreciation, depletion and amortization		**(22,825)**		(20,503)
Total property and equipment, net		**3,426**		5,267
Operating lease assets		**153**		159
Deferred tax assets		**—**		407
Other long-term assets		**206**		205
Total long-term assets		**359**		771
TOTAL ASSETS	$	**4,555**	$	6,717
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	**426**	$	525
Taxes payable		**48**		59
Interest payable		**48**		51
Derivative liabilities		**282**		125
Current operating lease liabilities		**34**		34
Other current liabilities		**37**		54
Total current liabilities		**875**		848
Long-term debt		**2,440**		2,242
Long-term operating lease liabilities		**113**		119
Pension and other postretirement liabilities		**37**		43
Other long-term liabilities		**267**		219
Total long-term liabilities		**2,857**		2,623
Commitments and contingencies				
Equity:				
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 586,593,540 shares as of June 30, 2020 and 585,555,923 shares as of December 31, 2019		**6**		6
Additional paid-in capital		**4,730**		4,726
Accumulated deficit		**(3,678)**		(1,251)
Accumulated other comprehensive loss		**(33)**		(33)
Common stock in treasury, 44,353,224 shares as of June 30, 2020 and December 31, 2019		**(202)**		(202)
Total equity		**823**		3,246
TOTAL LIABILITIES AND EQUITY	$	**4,555**	$	6,717

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(in millions)	For the six months ended June 30,	
	2020	2019
Cash Flows From Operating Activities:		
Net income (loss)	$ (2,427)	$ 732
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, depletion and amortization	197	227
Amortization of debt issuance costs	4	2
Impairments	2,134	6
Deferred income taxes	408	(411)
Gain on derivatives, unsettled	(17)	(96)
Stock-based compensation	2	4
Gain on early extinguishment of debt	(35)	—
Loss on sale of assets	—	3
Other	—	10
Change in assets and liabilities:		
Accounts receivable	94	221
Accounts payable	(121)	(129)
Taxes payable	(11)	(6)
Interest payable	(1)	1
Inventories	6	4
Other assets and liabilities	21	(25)
Net cash provided by operating activities	254	543
Cash Flows From Investing Activities:		
Capital investments	(472)	(586)
Proceeds from sale of property and equipment	2	26
Net cash used in investing activities	(470)	(560)
Cash Flows From Financing Activities:		
Payments on long-term debt	(72)	—
Payments on revolving credit facility	(919)	—
Borrowings under revolving credit facility	1,221	—
Change in bank drafts outstanding	(8)	(7)
Purchase of treasury stock	—	(21)
Cash paid for tax withholding	(1)	(1)
Net cash provided by (used in) financing activities	221	(29)
Increase (decrease) in cash and cash equivalents	5	(46)
Cash and cash equivalents at beginning of year	5	201
Cash and cash equivalents at end of period	$ 10	$ 155

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of June 30, 2020, including the remainder of 2020 and excluding those positions that settled in the first and second quarters, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

	Volume	Weighted Average Price per MMBtu			
		Swaps	Sold Puts	Purchased Puts	Sold Calls
	(Bcf)				
Natural gas					
2020					
Fixed price swaps	218	$ 2.39	$ —	$ —	$ —
Two-way costless collars	44	—	—	2.12	2.34
Three-way costless collars	59	—	2.18	2.57	2.96
Total	321				
2021					
Fixed price swaps	36	$ 2.53	$ —	$ —	$ —
Two-way costless collars	55	—	—	2.34	2.76
Three-way costless collars	306	—	2.16	2.49	2.85
Total	397				
2022					
Two-way costless collars	29	$ —	$ —	$ 2.10	$ 2.83
Three-way costless collars	99	—	2.08	2.45	2.85
Total	128				
2023					
Three-way costless collars	9	$ —	$ 2.16	$ 2.59	$ 3.36

Oil	Volume (MBbls)	Swaps	Sold Puts	Purchased Puts	Sold Calls
2020					
Fixed price swaps [1]	1,107	$ 72.54	$ —	$ —	$ —
Two-way costless collars	502	—	—	56.83	59.78
Three-way costless collars	895	—	43.54	52.57	57.55
Total	2,504				
2021					
Fixed price swaps	2,328	$ 53.72	$ —	$ —	$ —
Three-way costless collars	1,445	—	43.52	53.25	58.14
Total	3,773				
2022					
Fixed price swaps	438	$ 51.74	$ —	$ —	$ —
Three-way costless collars	666	—	42.50	53.20	58.00
Total	1,104				
Ethane					
2020					
Fixed price swaps	5,230	$ 8.61	$ —	$ —	$ —
2021					
Fixed price swaps	5,889	$ 7.12	$ —	$ —	$ —
2022					
Fixed price swaps	136	$ 7.35	$ —	$ —	$ —
Propane					
2020					
Fixed price swaps	2,748	$ 23.01	$ —	$ —	$ —
Two-way costless collars	184	—	—	25.20	29.40
Total	2,932				
2021					
Fixed price swaps	4,298	$ 19.99	$ —	$ —	$ —
2022					
Fixed price swaps	105	$ 19.43	$ —	$ —	$ —

Weighted Average Price per Bbl

(1) Includes 790 MBbls of purchased fixed price oil swaps at $36.64 per barrel and 1,897 MBbls of sold fixed price oil swaps at $57.60 per barrel.

Natural gas financial basis positions	Volume (Bcf)	Basis Differential ($/MMBtu)
Q3 2020		
Dominion South	41	$ (0.53)
TCO	18	$ (0.46)
TETCO M3	22	$ (0.42)
Total	81	$ (0.48)
Q4 2020		
Dominion South	35	$ (0.51)
TCO	11	$ (0.43)
TETCO M3	18	$ (0.10)
Total	64	$ (0.38)
2021		
Dominion South	71	$ (0.47)
TCO	22	$ (0.36)
TETCO M3	57	$ 0.36
Total	150	$ (0.14)
2022		
Dominion South	69	$ (0.51)
TCO	17	$ (0.37)
TETCO M3	36	$ (0.41)
Total	122	$ (0.46)

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

Adjusted net income (loss):	3 Months Ended June 30,		6 Months Ended June 30,	
	2020	2019	**2020**	2019
		(in millions)		
Net income (loss)	**$ (880)**	$ 138	**$ (2,427)**	$ 732
Add back (deduct):				
Restructuring charges	**2**	2	**12**	5
Impairments	**655**	6	**2,134**	6
Loss on sale of assets	**—**	3	**—**	3
(Gain) loss on derivatives, unsettled	**229**	(118)	**(17)**	(96)
Gain on early extinguishment of debt	**(7)**	—	**(35)**	—
Non-cash pension settlement loss	**—**	4	**—**	4
Other (gain) loss	**(1)**	3	**(1)**	1
Adjustments due to discrete tax items [1]	**207**	(23)	**881**	(489)
Tax impact on adjustments	**(206)**	25	**(492)**	19
Adjusted net income (loss)	**$ (1)**	$ 40	**$ 55**	$ 185

(1) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.5% before the impacts of any valuation allowance.

Adjusted diluted earnings (loss) per share:	3 Months Ended June 30,		6 Months Ended June 30,	
	2020	2019	**2020**	2019
Diluted earnings (loss) per share	**$ (1.63)**	$ 0.26	**$ (4.49)**	$ 1.35
Add back (deduct):				
Restructuring charges	**0.01**	0.00	**0.02**	0.01
Impairments	**1.21**	0.01	**3.95**	0.01
Loss on sale of assets	**—**	0.00	**—**	0.01
(Gain) loss on derivatives, unsettled	**0.42**	(0.22)	**(0.03)**	(0.18)
Gain on early extinguishment of debt	**(0.01)**	—	**(0.07)**	—
Non-cash pension settlement loss	**—**	0.01	**—**	0.01
Other (gain) loss	**(0.00)**	0.01	**(0.00)**	0.00
Adjustments due to discrete tax items [1]	**0.38**	(0.04)	**1.63**	(0.91)
Tax impact on adjustments	**(0.38)**	0.05	**(0.91)**	0.04
Adjusted diluted earnings (loss) per share	**$ (0.00)**	$ 0.08	**$ 0.10**	$ 0.34

(1) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.5% before the impacts of any valuation allowance.

Net cash flow:	3 Months Ended June 30,		6 Months Ended June 30,	
	2020	2019	**2020**	2019
	(in millions)		*(in millions)*	
Net cash provided by operating activities	**$ 94**	$ 101	**$ 254**	$ 543
Add back (deduct):				
Changes in operating assets and liabilities	**(9)**	70	**12**	(66)
Restructuring charges	**2**	2	**12**	5
Net cash flow	**$ 87**	$ 173	**$ 278**	$ 482

	3 Months Ended June 30,		6 Months Ended June 30,	
	2020	2019	**2020**	2019
Adjusted EBITDA:		*(in millions)*		
Net income (loss)	**$ (880)**	$ 138	**$ (2,427)**	$ 732
Add back (deduct):				
Interest expense	**22**	15	**41**	29
Provision (benefit) for income taxes	**—**	15	**406**	(411)
Depreciation, depletion and amortization	**84**	115	**197**	227
Restructuring charges	**2**	2	**12**	5
Impairments	**655**	6	**2,134**	6
Loss on sale of assets	**—**	3	**—**	3
(Gain) loss on derivatives, unsettled	**229**	(118)	**(17)**	(96)
Gain on early extinguishment of debt	**(7)**	—	**(35)**	—
Non-cash pension settlement loss	**—**	4	**—**	4
Other (gain) loss	**—**	4	**(1)**	2
Stock-based compensation expense	**1**	2	**2**	4
Adjusted EBITDA	**$ 106**	$ 186	**$ 312**	$ 505

	June 30, 2020
Net debt:	*(in millions)*
Total debt [(1)]	$ 2,457
Subtract:	
Cash and cash equivalents	(10)
Net debt	$ 2,447

(1) Does not include $17 million of unamortized debt discount and issuance expense.

	June 30, 2020
Net debt to EBITDA:	*(in millions)*
Net debt	$ 2,447
Adjusted EBITDA [(1)]	$ 780
Net debt to EBITDA	3.1x

(1) Adjusted EBITDA for the twelve months ended June 30, 2020.